UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PHX Minerals Inc.
(Name of Subject Company (Issuer))
WhiteHawk Merger Sub, Inc.
a wholly owned subsidiary of
WhiteHawk Acquisition, Inc.
(Names of Filing Persons (Offerors))
WhiteHawk Income Corporation
(Names of Filing Persons (Other))
Common Stock, $0.01666 par value per share
(Title of Class of Securities)
69291A100
(CUSIP Number of Class of Securities)
Copies to:
Daniel Herz
Chief Executive Officer
WhiteHawk Income Corporation
2000 Market Street, Suite 910
Philadelphia, PA 19103
Telephone: (610) 484-3412
Copy to:
James R. Griffin, Esq.
Claudia Lai, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, TX 75201
Telephone: (214) 749-7779
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the Securities and Exchange Commission by WhiteHawk Merger Sub, Inc., a Delaware corporation (“Purchaser”), WhiteHawk Acquisition, Inc., a Delaware corporation (“Parent”), and WhiteHawk Income Corporation, a Delaware corporation (“WhiteHawk”) on May 22, 2025, pursuant to Rule 14d-1 under the Securities and Exchange Act of 1934, as amended, in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01666 per share (the “Shares”), of PHX Minerals Inc., a Delaware corporation (“PHX”), at a purchase price of $4.35 per share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated May 22, 2025, and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which as they may be amended or supplemented from time to time, together constitute the “Offer”).
This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.
Items 1 through 9 and Item 11.
Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:
“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City Time, at the end of June 20, 2025 (such date and time, the “Expiration Time”), without being extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), has advised that, as of the Expiration Time: (i) 28,806,761 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 73.7% of the aggregate number of issued and outstanding Shares as of the Expiration Time. Accordingly, the number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 50,315 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 0.1% of the aggregate number of then issued and outstanding Shares.
As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of PHX. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of PHX through the Merger as promptly as practicable without a meeting of stockholders of PHX in accordance with the terms of the Merger Agreement. At the effective time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the DGCL, (ii) Shares owned directly by PHX (or any wholly owned subsidiary of PHX), Parent, Purchaser or any of their respective affiliates and (iii) PHX Restricted Shares) will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding.
Following the Merger, the Shares will no longer be listed on the New York Stock Exchange.”
ITEM 12.   Exhibits.
Item 12 is hereby amended and supplemented by adding the following exhibit:
Exhibit No.	Description
(a)(5)(B)	Press release issued by WhiteHawk Income Corporation on June 21, 2025.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 23, 2025
WhiteHawk Merger Sub, Inc.
By:
/s/ Jeffrey Slotterback

Name: Jeffrey Slotterback
Title:  President
WhiteHawk Acquisition, Inc.
By:
/s/ Jeffrey Slotterback

Name: Jeffrey Slotterback
Title:  President
WhiteHawk Income Corporation
By:
/s/ Jeffrey Slotterback

Name: Jeffrey Slotterback
Title:  Chief Financial Officer